Exhibit 99.1
7 July 2016

Grant funding received to explore Midatech’s gold nanoparticle technology in immunotherapy

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology, immunology and other therapeutic areas, today announces that its research collaboration with Cardiff University in autoimmune therapies has received a two-year funding grant from JDRF (Juvenile Diabetes Research Foundation), for a project entitled “Gold nanoparticles coupled with selective PAMP ligands to deliver antigen specific immunotherapy” in diabetes, the commonest autoimmune disease worldwide.

The project, using Midatech’s platform gold nanoparticle technology, will focus on developing tolerogenic mechanisms that dampen unwanted autoimmune responses to normal healthy cells in the pancreas, thus preserving the ability of these cells to continue producing insulin.  It will be led by Professor Colin Dayan, Professor of Clinical Diabetes and Metabolism, Cardiff University, and is due to start in October 2016. The total value of the grant is $477,437, of which $150,000 is due to Midatech.

Commenting on the grant, Dr Jim Phillips, CEO of Midatech said: “The application of gold nanoparticle technology in immunotherapy is developing rapidly and presents a significant opportunity to make a difference in the treatment of autoimmune diseases such diabetes, as well as our increasing focus on oncology indications including of brain, liver, pancreatic and ovarian cancer. The interest in applying Midatech’s proprietary technology across a broad range of therapies demonstrates the potential of the platform and the potential for the Group’s pipeline.”

Professor Colin Dayan, leading the project at Cardiff University, added: “Cardiff University looks forward to this continued collaboration using Midatech’s gold nanoparticle (GNP) technology which has shown great potential to preferentially target specific immune cells, distribute rapidly to lymphoid tissues around the body, and modify the body’s immune responses.  This will be an important project for autoimmune diseases generally and diabetes specifically, and we are looking forward to developing this platform combination of Midatech GNP technology, and antigen-specific immunotherapy using a wide variety of tolerogenic small partner molecules.”

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for diabetes or other conditions using the nanoparticle drug delivery platform, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new